Mail Stop 7010
									March 6, 2006
Stephen K. Onody
Chief Executive Officer
Lifeline Therapeutics, Inc.
6400 South Fiddler`s Green Circle
Suite 1970
Englewood, Colorado 80111

Re:	Lifeline Therapeutics, Inc.
	Registration Statement on Form SB-2
	File No. 333-126288
	Amended February 3, 2006
      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Dear Mr. Onody:

	We have reviewed your amended registration statement and have the following comments. Please contact any of the individuals listed at the end of this letter.

General

1. Please update your financial statements to include the period ended December 31, 2005. Refer to Item 310(g) of Regulation S-B for guidance.

Prospectus Summary, page 1

2. Please briefly disclose the nature of your operations between
1988
and October 2004 when you acquired an interest in Lifeline
Nutraceuticals.

3. We note your response to comment four of our July 27th letter.
Please disclose in the Summary section, the information in the new paragraph of Note 1.

Risk Factors, page 4

"Our Manufacturing is dependent on our ability to continue to obtain sufficient raw materials," page 7

4. Please name the raw material that is in limited supply. Why is this product limited and how difficult is it to replace? Disclose whether you have supply contracts to secure future quantities of all of these materials.
Business, page 18

5. We partially reissue comment 18 of our July 27th letter. We note that, as of June 30, 2005, you had paid $1.2 million to Chemins Company for the 108,000 bottles already delivered and for the purchase of materials for the manufacture of one million bottles of product. Please update this information as of your most recent balance sheet date and clarify your arrangements with Chemins with regard to the remainder of the 1 million bottles of product. For example, clearly state the amount of cash paid to your supplier and the number of total bottles received and how much additional cash must be paid to Chemins in order for you to receive the remaining bottles of product.

Employees, page 26

6. We partially reissue comment 25 of our July 27th letter.
Please
disclose the how many of your employees are full-time.

Material Changes in Operating Results - Three Months ended
September
30, 2005 as compared to the Three Months ended September 30, 2004, page 27

7. Please disclose what comprised your cost of sales during the interim period.

Material Changes in Financial Condition - Year ended June 30, 2005 as compared to the Year ended June 30, 2004, page 29

8. Please discuss your advertising and marketing initiatives and their costs. We note disclosure in the footnotes to the financial statements regarding your agreement with Robert Sgarlata
Associates,
Inc. Please file it as an exhibit or supplementally tell us why you do not believe it is a material agreement.

Revenue Recognition, page 31

9. On page 31 you disclose you have experienced monthly returns approximating 2%, while on page F-5 you disclose returns
approximating 3%.   Please correct this inconsistency in your
disclosures.

10. Please disclose the amount, if any, of product returns from GNC as of the most recent balance sheet date presented.

Security Ownership of Certain Beneficial Owners and Management,
page
34

11. We partially reissue comment 34 of our July 27th letter. The number of shares reported to be owned by H. Leigh Severance, James Crapo and Daniel Streets in the Selling Security Holder table differs from the amounts listed in the Security Ownership of Certain Beneficial Owners and Management table. Please reconcile these amounts.
Employment Agreements, page 37
12. Please file the employment agreement with Mr. Baz and your agreement with Tatum CFO Partners, LP as exhibits.

Note 3, p. F-21

13. We note that the accounting for the 3/10/05 settlement has been
changed from expense recognition to the capitalization of
goodwill.
This revised accounting treatment appears inconsistent with the substance of the transaction as described in the settlement contract filed with the 3/14/05 Form 8-K. In this regard, it appears that the
primary intent of the 3/10/05 transaction was to settle a disagreement between the company and Mr. Barber regarding the validity of his claim to the 4.5 million shares of LN common stock.
The contract states that Mr. Barber signed an employment agreement on
7/15/03 and that he received the 4.5 million shares on 8/15/03.
Mr.
Barber terminated his employment less than 8 months later. Section III.C of the contract infers an uncertainty over whether the company had an obligation to Mr. Barber for unpaid services rendered.
Section
III.D of the contract infers an uncertainty over whether Mr.
Barber
had an obligation to repay any of the compensation he had received as
an employee of the company. The 3/10/05 settlement agreement essentially granted Mr. Barber 1 million shares of the registrant`s stock in exchange for the surrender of his 4.5 million shares of
LN
stock and the mutual release of certain legal rights. We note that the 1 million shares Mr. Barber accepted in this settlement is substantially less than the 3.6 million shares (4.5 million X .8 exchange ratio) that he presumably would have received under the terms of the 10/26/04 recapitalization transaction that governed the consideration received by all other LN shareholders. Based on the share price of the 1/05-4/05 private placement common stock transactions, the difference in value is significant and suggests that the issues in the dispute were not trivial. Given the stated uncertainty over whether Mr. Barber`s stock was validly obtained, and the implied uncertainty over the legal rights attached to the stock,
it appears inappropriate to account for the transaction as the acquisition of a minority equity interest resulting in the capitalization of goodwill. If the 1 million shares were indeed issued to settle a legal dispute (see also the "Contingent Liabilities" disclosure in the 12/31/04 Form 10-QSB), then an expense should have been immediately recognized for the fair value of the
1
million shares issued in the settlement. The valuation of the 1 million shares should be consistent with the stock price received in the significant private placement stock sale transactions that occurred between January and April of 2005. The size of these transactions with independent third parties would appear to provide the most relevant and objective evidence with which to estimate the fair value of the 1 million shares issued to Mr. Barber. Please revise the financial statements by filing amendments to the Form SB-
2, as well as the 6/30/05 10-KSB and the 3/31/05, 9/30/05 and
12/31/05 10-QSB filings.

14. We remind you that when you file your restated Form 10-KSB and Forms 10-QSB you should appropriately address the following:

* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A and selected financial data,
* updated Items 8A and 3. disclosures should include the following:
* a discussion of the restatement and the facts and circumstances surrounding it,
* how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
* changes to internal controls over financial reporting, and
* anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of
Regulation S-B.
* include all updated certifications.

Legal Opinion

15. Please reconcile the amount of securities referenced in the legal opinion (12,323,867) with the amount being offered in the prospectus
(12,323,330).

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

16. Please amend your filing to include the required disclosures of
APB 20, paragraphs 36 and 37. Additionally, in your revised filing please denote on each of your statements that it has been restated.

17. In light of the material restatement, please disclose in reasonable detail the basis for your officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

18. We note that you previously re-stated the financial statements in your March 31, 2005 Form 10-QSB. In future filings, we remind you about the requirement to file an Item 4.02 Form 8-K. The Form 8-K provides communication to investors that you materially restated your financial information and discloses the financial statements that can no longer be relied upon. Refer to Item 4.02 of Form 8-K for guidance.


Closing Comments

      As appropriate, please amend your periodic reports to respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements. Please contact Craig
Slivka, Staff Attorney, at (202) 551-3729 with any other questions.

      						Sincerely,

      						Pamela A. Long
      						Assistant Director

cc:	Alan Talesnick, Esq.
	Jon Ploetz, Esq.
	(303) 894-9239
Stephen K. Onody
Lifeline Therapeutics, Inc.
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE